SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G**

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Hawthorne Financial Corporation
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

420542102
(Cusip Number)

December 31, 2002
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/     /  Rule 13d-1(b)
/  X /  Rule 13d-1(c)
/     /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 420542102

1.     Name of Reporting Person:

        The Bass Management Trust

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                          5.     Sole Voting Power: -0-
Number of
Shares
Beneficially       6.     Shared Voting Power: -0-
Owned By
Each
Reporting          7.     Sole Dispositive Power: -0-
Person
With
                          8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        -0-

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

         /   /

11.     Percent of Class Represented by Amount in Row (9): 0.0%

12.     Type of Reporting Person: 00 - Trust
----------


CUSIP No. 420542102

1.     Name of Reporting Person:

        820 Management Trust

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                           5.     Sole Voting Power:  -0-
Number of
Shares
Beneficially        6.     Shared Voting Power: -0-
Owned By
Each
Reporting           7.     Sole Dispositive Power: -0-
Person
With
                           8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        -0-

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

         /   /

11.     Percent of Class Represented by Amount in Row (9): 0.0%

12.     Type of Reporting Person: 00-Trust
----------


CUSIP No. 420542102

1.     Name of Reporting Person:

       Sid R. Bass Management Trust

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                           5.     Sole Voting Power: -0-
Number of
Shares
Beneficially        6.     Shared Voting Power: -0-
Owned By
Each
Reporting           7.     Sole Dispositive Power: -0-
Person
With
                           8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        -0-

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          /  /

11.     Percent of Class Represented by Amount in Row (9): 0.0%

12.     Type of Reporting Person: 00 - Trust
----------

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Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated June 20, 2002 (the "Schedule 13G"), relating to the Common Stock, par value $0.01 per share (the "Stock"), of Hawthorne Financial Corporation (the "Issuer").  Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 4.     Ownership.

Item 4 is hereby amended and restated in its entirety as follows:

(a) - (b)

Reporting Persons

BMT

BMT is not the beneficial owner of any shares of the Stock.

820

820 is not the beneficial owner of any shares of the Stock.

SRBMT

SRBMT is not the beneficial owner of any shares of the Stock.

Controlling Persons

PRB

PRB is not the beneficial owner of any shares of the Stock.

NLB

NLB is not the beneficial owner of any shares of the Stock.

LMB

LMB is not the beneficial owner of any shares of the Stock.

SRB

SRB is not the beneficial owner of any shares of the Stock.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(c)

Reporting Persons

BMT

BMT has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

820

820 has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

SRBMT

SRBMT has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Controlling Persons

PRB

PRB has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

NLB

NLB has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

LMB

LMB has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

SRB

SRB has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Item 5.     Ownership of Five Percent or Less of a Class.

Item 5 is hereby amended and restated in its entirety as follows:

On July 31, 2002, the Reporting Persons ceased to be the beneficial owners of 5% or more of the outstanding shares of the Stock.

Item 10.     Certification.

Item 10 is hereby restated in its entirety as follows:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.

DATED:     February 11, 2003

THE BASS MANAGEMENT TRUST

By: /s/ W.R. Cotham
      W.R. Cotham, Attorney-in-Fact for
      The Bass Management Trust (1)

820 MANAGEMENT TRUST

By:   /s/ William P. Hallman, Jr.
       William P. Hallman, Jr.,
       Attorney-in-Fact for
       Lee M. Bass, Sole Trustee (2)

SID R. BASS MANAGEMENT TRUST

By:  /s/ W. R. Cotham
      W. R. Cotham, Attorney-in-Fact for
       Sid R. Bass Management Trust (3)

(1)     A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of The Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(2)     A Power of Attorney authorizing William P. Hallman, Jr. to act on behalf of Lee M. Bass previously has been filed with the Securities and Exchange Commission.

(3)     A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Sid R. Bass Management Trust previously has been filed with the Securities and Exchange Commission.